UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

SRI/SURGICAL EXPRESS, INC.

(Name of Subject Company)

SRI/SURGICAL EXPRESS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78464W104

(CUSIP Number of Class of Securities)

Mark R. Faris

Chief Financial Officer

SRI/Surgical Express

12425 Race Track Road

Tampa, Florida 33626

(813) 891-9550

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David S. Felman, Esq.

Christopher J. Stephens, Esq.

Hill, Ward & Henderson, P.A.

101 East Kennedy Boulevard

Tampa, Florida 33602

(813) 221-3900

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a letter from Gerald Woodard, Chief Executive Officer of SRI/Surgical Express, Inc., to the vendors of SRI/Surgical Express, Inc.

June 7, 2012

Dear Valued Business Partner,

I have some very important information to share with you.

On June 7, 2012, SRI Surgical (SRI/Surgical Express, Inc.) entered into a definitive merger agreement under which Synergy Health plc will acquire SRI Surgical, pending shareholder approval. As you may recall from our press release, in September 2011 SRI began an open process of exploring strategic alternatives that included a possible alliance, merger, or sale.

Synergy Health is a global leader in outsourced sterilization services to the medical device market as well as to hospitals and other healthcare providers. In addition, the business provides other outsourced services such as healthcare linen, pathology and specialist laboratory services. The business operates across health related markets in the UK & Ireland, Europe & the Middle East, Asia & Africa and the Americas.

Both SRI and Synergy Health are committed to making this transition as seamless as possible for you. We will continue to conduct business as usual. Should you have questions, please feel free to call us directly at 1-866-960-1537.

We look forward to continuing our business partnership with each of you as we move into this exciting new phase for SRI Surgical.

Sincerely,

/s/ Gerald Woodard

Gerald Woodard

Chief Executive Officer

www.srisurgical.com

www.synergyhealthplc.com

The following is a letter from Gerald Woodard, Chief Executive Officer of SRI/Surgical Express, Inc., to the customers of SRI/Surgical Express, Inc.

June 8, 2012

Dear Valued Customer,

I have some very important information to share with you.

On June 7, 2012, SRI Surgical (SRI/Surgical Express, Inc.) entered into a definitive merger agreement under which Synergy Health plc will acquire SRI Surgical, pending shareholder approval. As you may recall from our press release, in September 2011 SRI began an open process of exploring strategic alternatives that included a possible alliance, merger, or sale.

Synergy Health is a global leader in outsourced sterilization services to the medical device market as well as to hospitals and other healthcare providers. In addition, the business provides other outsourced services such as healthcare linen, pathology and specialist laboratory services. The business operates across health related markets in the UK & Ireland, Europe & the Middle East, Asia & Africa and the Americas.

Many of you have been SRI customers for over ten years. Your loyalty to us, and your dedication to reusable surgical products, has made us good partners as well as good stewards of the environment. The acquisition of SRI by Synergy Health will enable us to continue to provide you with the highest standard of products and services. Combining the strengths of SRI and Synergy Health will be a benefit to all.

Both SRI and Synergy Health are committed to making this transition as seamless as possible for you. We will continue to conduct business as usual. Should you have questions, please feel free to speak with your local Account Executive or Account Manager. Additionally, you may reach the corporate office directly, at 1-866-960-1537.

We look forward to continuing our business partnership with each of you as we move into this exciting new phase for SRI Surgical.

Sincerely,

/s/ Gerald Woodard

Gerald Woodard

Chief Executive Officer

www.srisurgical.com

www.synergyhealthplc.com

Important Information about the Tender Offer

The foregoing communication is not an offer to purchase or a solicitation of an offer to sell securities of SRI Surgical Express Inc (“SRI”). The planned tender offer by a subsidiary of Synergy Health plc (the “Merger Sub”) for all of the outstanding shares of common stock of SRI has not yet commenced. Following the commencement of the tender offer, the Merger Sub will mail to SRI shareholders an offer to purchase and related materials and SRI will mail to its shareholders a solicitation/recommendation statement with respect to the tender offer. At the time the offer is commenced, the Merger Sub will file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule TO, and SRI will file a solicitation/recommendation statement with the SEC on Schedule 14D-9 with respect to the tender offer. Investors and SRI shareholders are strongly advised to read these materials in their entirety (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement when they become available, since they will contain important information that should be considered before any decision is made with respect to the tender offer. SRI shareholders may obtain a free copy of these materials when they become available and other documents filed by the Merger Sub or SRI with the SEC at the website maintained by the SEC at www.sec.gov. These materials also may be obtained when they become available for free by contacting the information agent for the tender offer.